Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-224745

July 30, 2018

First Hawaiian, Inc. Announces Launch of Secondary Common Stock Offering

HONOLULU — First Hawaiian, Inc. (NASDAQ:FHB) (the “Company”) announced that an affiliate of BNP Paribas intends to offer 20 million shares of the Company’s common stock in an underwritten public offering.  In addition, the selling stockholder intends to grant the underwriter a 30-day option to purchase up to an additional 3 million shares of the Company’s common stock.  The Company will not be issuing any shares in connection with the offering and will not receive any proceeds from the offering.

In connection with the public offering, the Company entered into a share repurchase agreement with BNP Paribas and the selling stockholder, pursuant to which the Company will repurchase directly from the selling stockholder shares of the Company’s common stock for an aggregate purchase price of approximately $50 million (the “direct share repurchase”). The per-share purchase price to be paid by the Company in the direct share repurchase will be equal to the per-share purchase price paid by the underwriter in the public offering. The direct share repurchase is subject to a number of conditions, including the successful completion of the public offering.

The total number of shares of the Company’s common stock to be sold by the selling stockholder, including both the underwritten public offering and shares repurchased by the Company, is expected to equal approximately 21.8 million shares before the underwriter’s option. Completion of the public offering and the direct share repurchase is expected to reduce BNP Paribas’ beneficial ownership stake in the Company’s common stock from approximately 48.8% to approximately 33% and, if the underwriter’s option is exercised in full, BNP Paribas’ remaining beneficial stake would be reduced to approximately 31% (in each case, based upon the closing price of the Company’s common stock on July 27, 2018).

In addition, BNP Paribas has advised the Company that, if the offering is consummated, it intends to reduce the number of directors appointed by BNP Paribas to the Company’s board of directors from five directors to three directors.  As a result, upon completion of the offering, BNP Paribas and the Company expect to enter into an amendment to the Stockholder Agreement, and BNP Paribas intends to cause the prompt resignation of two of its designated directors.  The Company expects to fill the resulting vacancies with the appointment of two independent directors, which would cause the majority of the Company’s board of directors to be independent under NASDAQ listing standards.

BNP Paribas also has advised the Company that if the offering is completed, resulting in its reduced ownership interest in the Company and the resignation of two designated  board members, BNP Paribas expects to cease consolidating the Company’s financial statements with its consolidated financial statements under International Financial Reporting Standards and expects to cease consolidating the Company’s financial statements with BNP Paribas USA, Inc.’s (“BNP Paribas USA”) financial statements under U.S. GAAP (the  date of such deconsolidation is referred to as the “Deconsolidation Date”). Consequently, BNP Paribas expects that, upon the Deconsolidation Date, the Company would not be included within the scope of (i) BNP Paribas’s capital requirements for purposes of the fourth EU Capital Requirements Directive and EU Capital Requirements Regulation or (ii) BNP Paribas USA’s capital plans for purposes of the Federal Reserve’s Comprehensive Capital Analysis and Review (“CCAR”) processes. After the Deconsolidation Date, BNP Paribas expects that its remaining beneficial interest in shares of the Company’s common stock will be accounted under the equity method in BNPP’s consolidated financial statements and in BNP Paribas USA’s consolidated financial statements if the offering is consummated.

Goldman Sachs & Co. LLC will act as the underwriter for the offering. The offering will be made pursuant to an effective shelf registration statement, prospectus and prospectus supplement filed by the Company.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. Copies of the registration statement can be accessed through the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and the accompanying prospectus if you request it by contacting: Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing Prospectus-ny@ny.email.gs.com. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

First Hawaiian, Inc.

First Hawaiian, Inc. (NASDAQ:FHB) is a bank holding company headquartered in Honolulu, Hawaii.  Its principal subsidiary, First Hawaiian Bank, founded in 1858 under the name Bishop & Company, is Hawaii’s oldest and largest financial institution with branch locations throughout Hawaii, Guam and Saipan. The company offers a comprehensive suite of banking services to consumer and commercial customers including deposit products, loans, wealth management, insurance, trust, retirement planning, credit card and merchant processing services.  Customers may also access their accounts through ATMs, online and mobile banking channels.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as “may”, “might”, “should”, “could”, “predict”, “potential”, “believe”, “expect”, “continue”, “will”, “anticipate”, “seek”, “estimate”, “intend”, “plan”, “projection”, “would”, “annualized” and

“outlook”, or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. For a discussion of some of the risks and important factors that could affect our future results and financial condition, see our SEC filings, including, but not limited to, the prospectus described in this press release.

Investor Relations Contact:	Media Contact:
Kevin Haseyama, CFA	Susan Kam
(808) 525-6268	(808) 525-6254
khaseyama@fhb.com	skam@fhb.com